11017777

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 2 8 2011 189 WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Life Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette (781) 446-1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116-5022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life Financial Distributors, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane F. Jette

Signature

Director, Accounting

Title

Barbara H. Hargraves

Notary Public Barbara H. Hargraves

BARBARA H. HARGRAVES
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 29, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

We have audited the accompanying statement of financial condition of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sun Life Financial Distributors, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2011

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	21,982,419
Receivable from affiliates		1,236,921
State tax receivable - Affiliate		682,242
Deferred federal tax asset - Affiliate		2,686,474
Deferred state tax asset - Affiliate		170,136
Accounts receivable		156,105
Prepaid expenses		564,224
Intangible assets		1,750,692
Office furniture and equipment at cost, less accumulated depreciation of $2,735,823		1,539,190
TOTAL ASSETS	$	30,768,403
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses	$	13,863,244
Federal tax payable - Affiliate		1,230,646
Payable to affiliates		125,751
Bank overdraft		45,022
Miscellaneous liabilities		207
Total liabilities		15,264,870
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value- authorized, 5,000 shares; issued and outstanding, 4,001 shares		400,100
Additional paid-in capital		242,493,762
Accumulated deficit		(227,390,329)
Total stockholder's equity		15,503,533
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	30,768,403

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

INCOME:		
Distribution fee income	$	49,118,742
Investment income		33,035
Total income		49,151,777
EXPENSES:		
Salary and related employee expenses		62,289,718
Marketing support		8,681,828
Travel expenses		6,200,739
Conferences		6,919,413
Service fees		7,706,621
Marketing expenses		924,301
Training expenses		1,065,526
Rent		2,043,774
Telephone		662,588
Depreciation		343,911
Other operating expenses		1,630,199
Total expenses		98,468,618
LOSS BEFORE TAX BENEFIT		(49,316,841)
TAX BENEFIT		17,422,154
NET LOSS	$	(31,894,687)

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - January 1, 2010	4,000	$ 400,000	$ 210,493,862	$ (195,495,642)	$ 15,398,220
Capital contributions from Parent			16,000,000	-	16,000,000
Issuance of share	1	100	15,999,900		16,000,000
Net loss		-		(31,894,687)	(31,894,687)
BALANCE - December 31, 2010	4,001	$ 400,100	$ 242,493,762	$ (227,390,329)	$ 15,503,533

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(31,894,687)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		343,911
Allowance on note receivable		184,341
Changes in assets and liabilities:		
Receivable from affiliates		(344,350)
State tax receivable - Affiliate		1,003,584
Deferred federal tax asset - Affiliate		(1,890,405)
Deferred state tax asset - Affiliate		(49,242)
Accounts receivable		(147,105)
Prepaid expenses		58,031
Accrued expenses		776,005
Payable to affiliates		110,649
Federal tax payable - Affiliate		1,111,134
Miscellaneous liabilities		(246)
Net cash used in operating activities		(30,738,380)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Development of internal-use software		(1,321,698)
Note receivable		288,336
Purchase of equipment		(52,005)
Net cash used in investing activities		(1,085,367)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital contribution from Parent		16,000,000
Issuance of common stock		16,000,000
Bank overdraft		7,300
Net cash provided by financing activities		32,007,300
NET INCREASE IN CASH AND CASH EQUIVALENTS		183,553
CASH AND CASH EQUIVALENTS - Beginning of year		21,798,866
CASH AND CASH EQUIVALENTS - End of year	$	21,982,419
SUPPLEMENTAL INFORMATION:		
Federal income tax refunded - Affiliate	$	15,749,251
State income tax refunded - Affiliate	$	2,207,084

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND ORGANIZATION

Sun Life Financial Distributors, Inc. (the "**Company**") is a Financial Industry Regulatory Authority ("**FINRA**") registered broker-dealer. The Company is a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc. (the "**Parent**"). The Parent contributes additional capital, as necessary for the Company to maintain all net capital requirements. The Company operates as a wholesaler of fixed, equity indexed, and variable insurance products. The Company distributes the annuities and insurance products issued by Sun Life Assurance Company of Canada (U.S.) ("**Sun Life (U.S.)**") and Sun Life Insurance and Annuity Company of New York ("**Sun Life (NY)**"), both affiliated companies. The Company does not carry securities accounts for customers or perform securities custodial functions.

On February 18, 2010, the Company issued 1 share of common stock with a par value of $100 to its Parent with net proceeds of $16,000,000. In addition, during 2010, the Company also received capital contributions from the Parent for $8,000,000 each on July 19th and October 21st respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("**GAAP**").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of three months or less when purchased. At December 31, 2010, cash equivalents consisted of an investment in an unaffiliated money market fund.

Intangible Asset — The Company's intangible asset consists of internally developed software which is being capitalized. Upon completion of the software, the Company will commence amortization in 2012 which will be straight-line over the useful life of the asset of 7 years.

Office Furniture and Equipment — Office furniture and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally from three to ten years.

Income and Expenses — Annuity and insurance products are typically sold through appropriately licensed broker/dealer firms, financial institutions and insurance producers (collectively, "**Retail Brokerage Firms**"). The Company has entered into Wholesaling Agreements with Sun Life (U.S.) and Sun Life (NY) whereby it provides distribution services to the Retail Brokerage Firms in return for a distribution fee based on the type of product sold and the principal amount of each transaction.

Investment income relates to dividends earned on the Company's investment in a money market fund. Dividend income is recorded on the ex-dividend date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments – Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities

New and Adopted Accounting Pronouncements— In August 2009, the FASB issued Accounting Standards Update ("**ASU**") No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value." This update will amend FASB ASC Topic 820 and provides clarification regarding the valuation techniques required to be used to measure the fair value of liabilities where quoted prices in active markets for identical liabilities are not available. In addition, this update clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance provided in ASU No. 2009-05 is effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted this guidance on January 1, 2010. The adoption of this guidance did not have an impact on the Company's financial statements.

In January 2010, the FASB issued ASU 2010-06 "Fair Value Measurement and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements," which provides amendments to FASB ASC Topic 820 "Fair Value Measurements and Disclosures" that will provide more robust disclosures about the following:

- The different classes of assets and liabilities measured at fair value;
- The valuation techniques and inputs used;
- The transfers between Levels 1, 2, and 3; and
- The activity in Level 3 fair value measurements.

Certain new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 31, 2009. Disclosures about purchases, sales, issuances and settlements in the roll-forward of activities in Level 3 are effective for fiscal years beginning after December 15, 2010. The Company adopted this guidance on January 1, 2010. The enhanced disclosures required by ASU 2010-06 for the periods beginning after December 31, 2009 are included in Note 4.

3. RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The Company's distribution fee income as shown on the statement of operations is earned 100% from affiliates.

The Company has an administrative services agreement with an affiliate company under which the Company has agreed to pay a fixed annual fee for certain services provided. Included in service fees, for the year ended December 31, 2010, is $1,932,963 relating to the administrative service agreement.

3. RELATED-PARTY TRANSACTIONS (CONTINUED)

Restricted Share Unit Plan — The employees of the Company are participants in a restricted share unit ("**RSU**") plan with its indirect parent, SLF. Under the RSU plan, participants are granted units that are equivalent to one common share of SLF stock and have a fair market value of a common share of SLF stock on the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares of SLF stock. The redemption value, upon vesting, is the fair market value of an equal number of common shares of SLF stock. The Company incurred expenses of $2,341,808 and has recorded a liability of $3,613,390 relating to RSUs for the year ended December 31, 2010.

Performance Share Unit (PSU)/Incentive Share Unit (ISU) Plan — Under these arrangements, participants are granted units that are the equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants must hold units for 36 months (or 40 months in the case of ISUs) from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. No units will vest or become payable unless the Company meets its specified threshold performance targets. The plans provide for enhanced payouts if the Company achieves superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date. The Company incurred expenses of $369,858 and has recorded a liability of $581,556 relating to PSUs/ISUs for the year ended December 31, 2010.

4. FAIR VALUE MEASUREMENTS

The following section applies the FASB ASC Topic 820 fair value hierarchy and disclosure requirements to the Company's financial instruments that are carried at fair value. FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB ASC Topic 820 does not change existing guidance as to whether or not an instrument is carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

During 2010, the Company reviewed its pricing sources and methodologies and has concluded that they are in compliance with the guidance issued under FASB ASC Topic 820. During the year ended December 31, 2010, there were no changes to these valuation techniques and the related inputs.

4. FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability.

If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair Value Hierarchy

The following table presents the Company's categories for its assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$21,982,419	$ -	$ -	$21,982,419
Total assets measured at fair value on a recurring basis	$21,982,419	$ -	$ -	$21,982,419

	Level 1	Level 2	Level 3	Total
Liabilities				
Bank overdraft	$45,022	$ -	$ -	$45,022
Total liabilities measured at fair value on a recurring basis	$45,022	$ -	$ -	$45,022

Determination of fair values

The valuation methodologies used to determine the fair values of assets and liabilities under the exit price notion of FASB ASC Topic 820 reflect market-participant objectives and prioritize observable market inputs over unobservable inputs.

Cash, cash equivalents and bank overdraft– The carrying values for cash and cash equivalents approximates fair value, due to the short-term nature and liquidity of the balance. Investments in money market funds are valued at net asset value.

The Company determines transfers between levels based on the fair value of each security as of the beginning of the reporting period. During the year ended December 31, 2010, the Company did not have any transfers between levels.

5. RETIREMENT PLANS

Effective as of the close of business on December 31, 2009, Sun Life Financial (U.S.) Services Company, Inc. ("**Sun Life Services**"), an affiliate of the Company and Sun Life (U.S), replaced Sun Life (U.S) as the sponsor of the Savings and Investment Plan and Other Post-Retirement Benefit Plans described below. The transfer did not change the benefits of the retirement plans or the Company's obligations there under.

Savings & Investment Plan

The Company participates in a Savings and Investment Plan, sponsored by Sun Life Services consisting of a savings account that qualifies under Section 401(k) of the Internal Revenue Code (the "**401(k) Account**") in which substantially all employees of at least age 21 are eligible to participate at their date of hire. Under the 401(k) Account of the Savings and Investment Plan, the Company matches, up to specified amounts, the employees' 401(k) contributions.

Effective January 1, 2006, the Savings and Investment Plan also includes a retirement investment account that qualifies under Section 401(a) of the Internal Revenue Code (the "**RIA**"). The Company contributes a percentage of each participant's eligible compensation for each applicable plan year.

The Company's portion of the Savings and Investment Plan expense was $2,276,513 for the year ended December 31, 2010.

Other Post-Retirement Benefits Plan

The Company also participates in a plan sponsored by Sun Life Services that provides certain health, dental and life insurance benefits ("**post-retirement benefits**") for retired employees and dependents. Substantially all employees may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The Company is allocated a portion of these post-retirement benefit plan expenses. The allocated expenses were $384,891 for the year ended December 31, 2010.

6. INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated/combined tax return of the Parent and certain affiliates for state and federal income tax reporting. The method of allocation of the total consolidated/combined income tax among members of the consolidated/combined tax group is subject to a written agreement, approved by the Board of Directors. Under the current tax allocation agreements, federal and state income amounts are allocated among members of the consolidated/combined tax group based upon separate return calculations with current credit for losses that were utilized by the consolidated / combined tax group. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated

6. INCOME TAXES (CONTINUED)

return level rather than at the level of the individual entities comprising the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal or state tax payment.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The liability for unrecognized tax benefits (**"UTBs"**) related to permanent tax adjustments, exclusive of interest, was $0 at December 31, 2010.

A reconciliation of the beginning and ending amount of UTBs is as follows:

Balance at January 1, 2010	$	1,468,820
Gross decreases related to tax positions in prior years		(1,468,820)
Balance at December 31, 2010	$	0

The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("UTBs") in other operating expenses. With the release of the liability for UTBs in 2010, the Company also reversed a $360,086 accrued interest liability. The Company has not accrued any interest or penalties at December 31, 2010.

The Internal Revenue Service (**"IRS"**) is currently auditing the 2005 and 2006 tax years for the consolidated return and the 2003 through 2004 tax years for the consolidated return are still in the appeals process with the IRS. During 2010, the audit cycle for 2001 and 2002 tax years for the consolidated return was settled. While the final outcome of the ongoing tax examination is not yet determinable, the Company does not believe that any adjustments would be material to its financial position. Tax years prior to 2003 are closed to examination and audit adjustment under the applicable statute of limitations.

A summary of the components of the tax benefit in the statements of operations for the year ended December 31 is as follows:

		2010
Current tax benefit:		
Federal	$	14,638,118
State		844,389
Total current tax benefit		15,482,507
Deferred tax benefit:		
Federal		1,890,406
State		49,241
Total deferred tax benefit		1,939,647
Total tax benefit	$	17,422,154

6. INCOME TAXES (CONTINUED)

Federal income taxes attributable to the Company's operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate at 35%. The Company's effective rate differed from the federal income tax rate as follows:

		2010
Expected tax benefit at U.S. statutory rate	$	17,260,894
Permanent adjustments:		
Nondeductible expenses		(508,711)
State tax income benefit (net of federal impact)		580,860
Provision to return adjustment and other		89,111
Total income tax benefit	$	17,422,154

The deferred tax asset represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes, as well as the impact of UTBs. The components of the Company's deferred tax asset as of December 31 were as follows:

		2010
Deferred tax asset:		
Deferred compensation	$	2,562,098
Fixed asset depreciation		63,969
Other		230,543
Total deferred tax asset	$	2,856,610

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2010 was $6,279,011 which was greater than the required net capital of $1,017,658 by $5,261,353. The ratio of aggregate indebtedness to net capital was 2.43 to 1.

During 2010, the Company received capital contributions from the Parent of $16,000,000.

8. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

9. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2010 and through the Company's financial statement issuance date. Management has not evaluated subsequent events after that date for presentation in these financial statements.

On January 28, 2011, the Company received a capital contribution from the Parent of $16,000,000.

* * * * * *

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2010

		2010
CAPITAL:		
Stockholder's equity	$	15,503,533
DEDUCTIONS — Nonallowable assets:		
Receivable from affiliates		1,236,921
State tax receivable - Affiliate		682,242
Deferred federal tax asset - Affiliate		2,686,474
Deferred state tax asset - Affiliate		170,136
Accounts receivable		156,105
Prepaid expenses		564,224
Intangible assets		1,750,692
Office furniture and equipment, net		1,539,190
Total deductions		8,785,984
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		6,717,549
HAIRCUTS ON SECURITIES POSITIONS		(438,538)
NET CAPITAL	$	6,279,011
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	15,264,870
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$	1,017,658
EXCESS NET CAPITAL	$	5,261,353
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.43

NOTE: There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2010.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

February 23, 2011

Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

In planning and performing our audit of the financial statements of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of and for the year ended December 31, 2010 (on which we issued our report dated February 23, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SIPC-3 2010

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-016198 FINRA DEC

SUN LIFE FINANCIAL DISTRIBUTOR
1 SUN LIFE EXECUTIVE PK SC 1335
WELLESLEY HILLS, MA 02481-5699

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] Counsel 1/25/10

Authorized Signature/Title Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000003⑈ ⑆000016198⑆ 0000 2010⑈

RECEIVED SEC MAIL PROCESSING SECTION FEB 28 2011 WASH, D.C. 189

Form SIPC-3

FY 2010

8-016198 FINRA DEC

SUN LIFE FINANCIAL DISTRIBUTOR

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2010** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(SEC I.D. No. 16198)

(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2010 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT